NASDAQ Premium Income & Growth Fund Inc.

FILE # 811-21983

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended December 31, 2007, NASDAQ Premium Income & Growth Fund Inc.‘s shareholders voted on the following proposal. On November 13, 2007 and December 21, 2007, special meetings of shareholders were adjourned with respect to the proposal until January 10, 2008, at which time it was approved. A description of the proposal and number of shares voted are as follows:

Shares Voted

Shares Voted

Shares Voted

For

Against

Abstain

To approve a new investment subadvisory

8,702,723

237,180

459,543

agreement with Nuveen Hyde Park

Group, LLC